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                            October 14, 2021

       Eric Chen
       Chief Executive Officer and Chief Financial Officer
       AIB Acquisition Corporation
       875 3rd Avenue, Suite M204A
       New York, New York, 10022

                                                        Re: AIB Acquisition
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
17, 2021
                                                            CIK No. 0001882963

       Dear Mr. Chen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted September 17, 2021

       Cover Page

   1.                                                   We note that Mr. Chen,
your CEO, CFO, and beneficial holder of 100% of your
                                                        outstanding ordinary
shares as manager of your sponsor, has significant ties to China. We also note the multiple
references to the PRC under "Enforcement of Civil Liabilities" at page 114, and the
connections that one of your director nominees has to China. Please disclose this
prominently on the prospectus cover page. Your disclosure also should describe the legal and
operational risks associated with being based in or acquiring a company that does
business in China. Your disclosure should make clear whether these risks could result in a
material change in your or the target company   s post-combination
                                                        operations and/or the
value of your ordinary shares or could significantly limit or
 Eric Chen
FirstName LastNameEric  Chen
AIB Acquisition Corporation
Comapany
October 14,NameAIB
            2021    Acquisition Corporation
October
Page 2 14, 2021 Page 2
FirstName LastName
         completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Summary, page 1

2. To the extent that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which
the company   s
         operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
 Eric Chen
FirstName LastNameEric  Chen
AIB Acquisition Corporation
Comapany
October 14,NameAIB
            2021    Acquisition Corporation
October
Page 3 14, 2021 Page 3
FirstName LastName
5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.
Risk Factors, page 26

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your
 Eric Chen
AIB Acquisition Corporation
October 14, 2021
Page 4
       business on a post-combination basis. Also, please disclose any uncertainty regarding whether a PRC-based target in the sectors you reference at page 72, including blockchain and crypto, capital markets, digital banking and financial infrastructure, potentially would be considered an operator of critical information infrastructure. Capitalization, page 64

11.    We note your    as adjusted    Class A common stock subject to possible
redemption is
       $75,000,000 which equates to $10.00 per unit assuming the underwriters overallotment is not exercised. Please tell us why you did not include an additional $0.30 per unit in the redemption amount for the three periods in which you may extend the period of time to consummate a business combination.
12. Please present a line item for your Class A ordinary shares ordinary shares that will be issued in your offering and private placements.
13.    It does not appear as though you adjusted for the forfeiture shares in
your    as adjusted
       Class B ordinary shares line item. Revise your presentation to reflect forfeiture charges or tell us why the amount presented is appropriate.
14.    The    as adjusted    number of shares outstanding does not appear to
include the
       Representative   s Class A ordinary shares to be issued at closing.
Revise your presentation
       to include these shares or tell us why no revision is necessary.
        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg,
Special Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch
Chief, at (202) 551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameEric Chen
                                                             Division of
Corporation Finance
Comapany NameAIB Acquisition Corporation
                                                             Office of Energy &
Transportation
October 14, 2021 Page 4
cc:       Jessica Yuan, Esq.
FirstName LastName